Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

Excellon Resources Inc. (the “Company” or “Excellon”) has prepared this Management’s Discussion and Analysis of Financial Results (“MD&A”) for the year ended December 31, 2019 in accordance with the requirements of National Instrument 51-102 (“NI 51-102”).

This MD&A contains information as at March 30, 2020 and provides information on the operations of the Company for the years ended December 31, 2019 and 2018 and subsequent to the period end, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 which have been filed on SEDAR. The audited consolidated financial statements for the year ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All figures in this MD&A are in thousands of United States dollars ($’000) unless otherwise noted.

This MD&A also refers to Production Cost per Tonne, Cash Cost per Silver Ounce Payable, and All-in Sustaining Cost (“AISC”) per Silver Ounce Payable, all of which are Non-IFRS Measures. Please refer to the sections of this MD&A entitled “Production Cost per Tonne”, “Total Cash Cost per Silver Ounce Payable” and “All-in Sustaining Cost per Silver Ounce Payable” for an explanation of these measures and reconciliation to the Company’s reported financial results.

OUR BUSINESS AND STRATEGIC PRIORITIES	2
2019 HIGHLIGHTS	3
2019 FOURTH QUARTER AND ANNUAL FINANCIAL AND OPERATIONAL SUMMARY	4
OUTLOOK	4
CORPORATE RESPONSIBILITY REVIEW	15
FINANCIAL REVIEW	16
RELATED PARTY TRANSACTIONS	24
COMMON SHARE DATA AS AT MARCH 30, 2020	24
LIQUIDITY AND CAPITAL RESOURCES	25
ACCOUNTING POLICIES AND INTERNAL CONTROLS	28
BUSINESS ENVIRONMENT AND RISKS	30

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

OUR BUSINESS AND STRATEGIC PRIORITIES

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit mineralization on the 14,000-hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000-hectare Evolución Project, and capitalizing on current market conditions by acquiring undervalued projects. The Company also holds an option on the 164 km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

Ore from Platosa is processed at the Company’s processing facility in Miguel Auza (within the Evolución Project) in Zacatecas. The Company produces lead-silver and zinc-silver concentrates. The concentrates are shipped to the port of Manzanillo where they are purchased by Trafigura Mexico, S.A. de C.V., a subsidiary within the Trafigura group of companies, and MK Metal Trading Mexico, S.A. de C.V., a subsidiary within the Ocean Partners group of companies.

The common shares of Excellon (“Common Shares”) trade on the Toronto Stock Exchange under the symbol “EXN”.

Acquisition of Otis Gold Corp.

On February 24, 2020, Excellon entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Otis Gold Corp. Inc. (“Otis”), whereby, subject to the terms and conditions of the Arrangement Agreement, Excellon will acquire (the “Transaction”) all of the common shares of Otis (the “Otis Shares”) on the basis of 0.23 Common Shares (the “Exchange Ratio”) for each Otis Share. Particulars of the Transaction include:

●	Under the terms of the Transaction, Excellon will acquire all outstanding Otis Shares at the Exchange Ratio. Each Otis warrant (“Otis Warrant”) will become exercisable for Common Shares, as adjusted in accordance with the Exchange Ratio. Each outstanding Otis option (“Otis Option”) will be exchanged for an Excellon option to acquire Common Shares as adjusted in accordance with the Exchange Ratio. Based on the Exchange Ratio, upon completion of the Transaction, existing Excellon shareholders will own 74% and Otis shareholders will own 26% of the combined company.

●	Upon completion of the Transaction, Excellon as the combined company will have approximately 154 million common shares issued and outstanding.

●	The Transaction is expected to be structured as a plan of arrangement under the Business Corporations Act (British Columbia) and, in addition to other customary closing conditions, is subject to regulatory, stock exchange and court approvals or orders. The Transaction will require the approval of (A) (i) two-thirds of the votes cast by Otis shareholders at a shareholder meeting and (ii) if required, a simple majority of the votes cast by Otis shareholders at a shareholder meeting, excluding the votes held by certain persons as required by Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions, and (B) a simple majority of the votes cast by Excellon shareholders at a shareholder meeting.

●	The Board of Directors of both companies have unanimously recommended support for the Transaction. Additionally, officers, directors and certain shareholders of Otis, who collectively hold 25% of the issued Otis Shares, have entered into voting support agreements in favour of the Transaction. Officers, directors and certain shareholders of Excellon, who collectively hold 20% of the issued Common Shares, have entered into voting support agreements in favour of the Transaction.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

●	An interim order (the “Interim Order”) was received from the Supreme Court of British Columbia on March 16, 2020 and a joint information circular (the “Circular”) was filed on SEDAR on March 18, 2020. The Agreement includes customary deal-protection provisions, including non-solicitation of alternative transactions and a reciprocal break fee of C$1 million payable by either party, under certain circumstances.

On March 16, 2020, the Company announced the closing of a US$6-million bridge-loan credit facility (the “Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott Lending”). The Facility bears interest at 10% per annum, compounded and payable monthly, and is due and payable in full on or before September 14, 2020. In consideration for the Facility, Excellon issued 536,454 Common Shares to Sprott Lending, which Common Shares are subject to a hold period of four months and one day from the date of issuance under applicable securities laws.

2019 HIGHLIGHTS

●	2019 Production Highlights (compared to 2018)

o	Silver equivalent (“AgEq”) production increased 4% to 2.0 million oz (2018 – 1.9 million AgEq oz)
o	Silver production increased 15% to 1.0 million oz (2018 – 917,714 oz)
o	Lead production increased 13% to 6.1 million lb (2018 – 5.4 million lb)
o	Zinc production increased 7% to 8.4 million lb (2018 – 7.9 million lb)
o	Mined tonnage increased 30% to 74,876 tonnes, a record for the Platosa Mine (2018 – 57,475 tonnes)
o	Total processed tonnage, including toll milling, increased 11% to 89,478 tonnes, a record for the Miguel Auza Processing Facility (2018 – 81,004 tonnes)

●	Revenues of $26.5 million (2018 – $24.3 million)

●	AgEq ounces payable sold of 1.8 million (2018 – 1.6 million AgEq ounces payable sold)

●	Total cash cost per Ag oz payable of $13.01 (2018 – $9.48)

●	All-in sustaining cost net of byproducts per Ag oz payable (“AISC”) of $23.57 (2018 – $20.69)

●	Net loss of $10.1 million or $0.10/share (2018 – net loss of $7.7 million or $0.08/share)

●	On June 26, 2019, the Company appointed Anna Ladd-Kruger as Chief Financial Officer & Vice President Corporate Development, continuing to strengthen the executive management team

●	On August 27, 2019, the Company closed a bought deal public offering of 10,925,000 units (collectively, the “Units”) at a price of $1.06 per Unit for aggregate gross proceeds of approximately C$11.5 million. Each Unit consisted of one common share in the capital of the Company (each a “Common Share”) and one-half of one common share purchase warrant (each whole warrant, a “$1.40 Warrant”). Each $1.40 Warrant entitles the holder to acquire an additional Common Share at a price of $1.40 at any time on or before August 27, 2021. The Warrants are listed on the Toronto Stock Exchange under the symbol EXN.WT.

●	On September 24, 2019, the Company entered into an agreement (the “Globex Agreement”) with Globex Mining Enterprises Inc. (“Globex”) for an option to acquire 100% interest in the Bräunsdorf exploration license for the Silver City Project, a 164 km2 silver district in Saxony, Germany. The Silver City Project is located within a large, high-grade epithermal system and has a long history of mining dating back to the 12th century, with no modern exploration for precious metals.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

2019 FOURTH QUARTER AND ANNUAL FINANCIAL AND OPERATIONAL SUMMARY

(in thousands of U.S dollars except amounts per share, cost per tonne, ounces and per ounce)	Q4 2019	Q4 2018	2019	2018

Revenues	$6,414	$5,955	$26,469	$24,313
Gross profit (loss)	$(593)	$(262)	$(1,455)	$731
Net Income (Loss)	$(1,181)	$(4,150)	$(10,075)	$(7,700)
Income (loss) per share – basic	$(0.01)	$(0.04)	$(0.10)	$(0.08)
Silver ounces produced	259,282	274,324	1,054,029	917,714
Silver ounces payable	232,034	242,857	962,355	805,550
Silver equivalent ounces produced (1)	469,707	509,043	2,002,036	1,929,092
Silver equivalent ounces payable (1) (2)	408,899	408,235	1,823,005	1,642,519
Production cost per tonne (3)	$286	$268	$300	$252
Total cash cost per silver ounce payable	$14.36	$11.76	$13.01	$9.48
AISC per silver ounce payable	$26.76	$21.06	$23.57	$20.69
Average realized silver price per ounce sold (4)	$17.12	$14.74	$16.07	$15.37

(1)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.
(2)	Payable metal reflects current metals delivered, net of payable deductions under the Company’s offtake arrangements
(3)	Production cost per tonne includes mining and milling costs, excluding depletion and amortization and inventory adjustments (updated in 2019 and 2018 comparable figures have been updated to reflect inclusion of inventory adjustments)
(4)	Average realized silver price is calculated on current period sale deliveries and does not include prior period provisional adjustments recorded in the period.

OUTLOOK

Mexican Operations

During 2020, the Company remains focused on stabilizing production at the Platosa mining operation and implementing further cost savings initiatives, particularly regarding electricity costs. The Company has entered into an energy contract with a private Mexican energy provider, which is expected to commence in Q2 2020 and result in up to 25% savings on electricity prices. There are several other business improvement initiatives underway, including the implementation of an improved maintenance program, technology investments including an underground mine communications system and an enterprise resource planning system to further optimize and automate procurement and administrative processes. The Company expects the operations to be modestly cashflow positive by the end of the year assuming no material changes to the current business environment and in particular commodity prices and cost fluctuations (please see also Business and Risk section of this MD&A).

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

Additionally, after a successful bulk sample program, Excellon’s senior operations team will be working with the operations team of Hecla Mining Company (“Hecla”) to discuss the timeline, required modifications and development plans to process San Sebastián ore on a long-term basis.

Exploration Plans

The Company’s 2020 exploration priorities include resource growth and discoveries across its multiple projects by drill testing high priority targets, upgrading existing targets and continuing to develop new targets through field work and data interpretation.

At Platosa, underground drilling for resource definition and expansion recommenced in Q1 2020 from the first of two dedicated underground drill stations and is expected to continue throughout the year.

The Company will also continue to expand known mineralization at its Evolución Project, specifically at the Lechuzas structure where the Company has commenced reassaying, recategorizing and relogging of mineralization associated with the historical Calvario vein and other secondary structures. Pending the results of this program, the Company intends to incorporate these results and drilling on Lechuzas into a mineral resource estimate and associated technical report. Additionally, field work has commenced on the Evolución concession with targets generated from remote sensing and regional compilation work.

At Silver City in Germany, the Company has identified several high potential targets for drilling based on compilation of historical data, mapping, geochemistry surveys, fluid inclusion studies and geophysical surveys. An initial 1,500 – 2,000 metre drill program is planned for H1 2020 with permitting in progress.

Otis Gold Acquisition

The Company expects to complete its acquisition of Otis in April 2020 with integration immediately thereafter. The Company will review current development and exploration plans and strategies of the Kilgore asset and will provide further updates in Q2 2020.

The Company also intends to file a listing application for the NYSE American, LLC exchange (the “NYSE”) in Q2 2020, depending on market conditions. The Company believes that this additional listing will provide increased exposure to a large and diversified investor base and improve market liquidity.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

Epidemic and Pandemic Diseases – COVID-19

The Company’s business could be significantly adversely impacted by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”). The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. Additionally, significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could impact demand for the Company’s services and operating results.

OPERATIONAL REVIEW

Production

Platosa Mine production statistics for the periods indicated were as follows:

	Q4	Q4
	2019(1)	2018(1)	2019(1)	2018(1)
Tonnes Mined from Platosa:	19,622	16,570	74,876	57,475
Ore processed (t):	19,828	16,132	73,797	56,874
Historical stockpile processed (t):	-	5,209	1,450	24,130
Platosa ore processed (t):	19,828	21,341	75,247	81,004
Ore grades:
Silver (g/t)	435	556	497	488
Lead (%)	4.84	4.90	4.82	4.87
Zinc (%)	6.39	6.07	6.93	6.90
Historical stockpile grades:
Silver (g/t)	-	152	123	163
Lead (%)	-	1.49	1.22	1.55
Zinc (%)	-	1.57	1.44	1.95
Blended head grade:
Silver (g/t)	435	458	490	391
Lead (%)	4.84	4.07	4.75	3.88
Zinc (%)	6.39	4.97	6.82	5.42
Recoveries:
Silver (%)	91.7	89.7	89.9	89.2
Lead (%)	80.2	81.2	79.2	79.4
Zinc (%)	76.5	79.4	77.7	80.8
Metal Production:
Silver – (oz)	259,282	274,324	1,054,029	917,714
Lead – (lb)	1,690,610	1,498,851	6,134,888	5,446,218
Zinc – (lb)	2,062,018	1,824,406	8,425,221	7,894,186
Silver equivalent (oz) (2)	469,707	509,043	2,002,036	1,929,092
Payable: (3)
Silver – (oz)	232,034	242,857	962,355	805,550
Lead – (lb)	1,563,313	1,401,515	5,766,608	5,073,038
Zinc – (lb)	1,614,046	1,021,891	7,410,202	6,075,147
Silver equivalent (oz) (2)	408,899	408,235	1,823,005	1,642,519
Average realized prices: (4)
Silver – ($US/oz)	$17.12	$14.74	$16.07	$15.37
Lead – ($US/lb)	$0.87	$0.89	$0.88	$0.98
Zinc – ($US/lb)	$1.04	$1.17	$1.12	$1.28
San Sebastián ore processed (t)	6,398	-	14,231	-

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period. All 2018 Tonnes Mined from Platosa are in WMT.
(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ produced ounces.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

Operations Commentary

A record 74,876 tonnes of ore from Platosa was mined in 2019, the highest achieved since mining commenced in 2005. The Miguel Auza facility processed a record of 89,478 tonnes for the year and 26,226 tonnes for Q4 2019 from Platosa and Hecla’s San Sebastián Mine, demonstrating continued scalability of the facility. Compared to Q4 2018, flow sheet upgrades also resulted in improved silver recoveries of over 91.7%.

Mine production during Q4 2019 accessed multiple ore faces in the Rodilla, 623, Guadalupe and Pierna mantos. Lower silver production resulted from grade variability in one of the main production stopes. Zinc recoveries remained relatively stable compared to Q3 2019, as efforts to optimize and stabilize mill performance continued.

Dry mining conditions continue to increase productivity with access to multiple ore faces. As such, development continues to progress towards the next production horizons utilizing the 730 and 731 ramps in Pierna and Rodilla in the 895 and 903 elevations respectively and the 725 ramp in 623 to access the 890 elevation.

The Company made strategic replacements across the senior management team to drive vision and improvement in all areas, including a new General Manager, Plant Manager, Security Superintendent and Maintenance Superintendent.

Several other key business initiatives underway at Platosa include:

●	Reduction in electricity cost to be realized in H2 2020 resulting from a change in supplier to the private market;
●	Blasting procedure improvements resulting in significantly increased cycle efficiency due to improved blasting control and reduced loading time and ground support;
●	New shift scheduling resulting in improved consistency and efficiencies across the operations; and
●	Enhanced geotechnical model enabling the mine planning team to mitigate challenging ground conditions both improving safety and productivity, while reducing costs.

The Company is continuing its dewatering program which includes sustaining capital related to the ordinary course maintenance and expansion of the dewatering system going forward for the life of mine. This comprises the periodic development of new well bays and the drilling of new wells, with submersible pumps being moved to the new wells as wells at higher elevations begin to lose pumping efficiency. In 2019, the Company incurred dewatering capital expenditures of $2.9 million of which $1.2 million were one-time capital expenditures related to engineering and infrastructure (2018 – $2.2 million).

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

Toll Milling Arrangements

In 2018, the Company entered a toll milling arrangement with Hecla to process ore from the San Sebastián Mine, 42 kilometres northwest of the Miguel Auza processing facility. The initial bulk sample was increased during Q1 2019 to 25,000 tonnes. During Q4 2019, 6,398 tonnes were processed with a total of 14,231 tonnes processed in 2019. The Company is in ongoing discussions with Hecla to evaluate and plan for next steps to formalize the toll milling agreement and arrangement.

The previous eight quarters of production at Platosa are summarized below:

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

Analysis of the components of mine operating results is as follows:

	Q4		Year
	2019	2018	2019	2018
Ore processed	19,828	21,341	75,247	81,004

Total tonnage milled decreased by 7% or 1,513 tonnes in Q4 2019 relative to Q4 2018, as no historical stockpiles were processed in Q4 2019. Fresh ore processed increased by 23% or 3,696 tonnes in Q4 2019 relative to Q4 2018.

Total tonnage milled decreased by 7% or 5,757 tonnes during 2019 and fresh ore processed increased by 30% or 16,923 tonnes in 2019. In addition, the mill processed 6,398 and 14,231 tonnes of Hecla ore in Q4 2019 and 2019, respectively (not included in figures above). In 2018, excess mill capacity was used to process an additional 24,130 tonnes of historical stockpile (2019 - 1,450 tonnes).

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

		Q4		Year
		2019	2018	2019	2018
Head grade	Ag (g/t)	435	458	490	391
	Pb (%)	4.84	4.07	4.75	3.88
	Zn (%)	6.39	4.97	6.82	5.42

Lead and zinc grades improved by 19% and 29% respectively in Q4 2019 relative to Q4 2018. Silver grades were 5% lower over the same period. Lower silver grades were primarily due to variability in the production stopes being mined during the quarter, while improved lead and zinc grades were a function of processing only fresh ore in Q4 2019 relative to processing a blend of historical stockpile and fresh ore in the comparative period.

Overall, the increased tonnage and proportion of fresh ore mined resulted in an increase of 25%, 22% and 26% in silver, lead and zinc head grades, respectively in 2019 as compared to 2018.

Recoveries	Ag (%)	91.7	89.7	89.9	89.2
	Pb (%)	80.2	81.2	79.2	79.4
	Zn (%)	76.5	79.4	77.7	80.8

Silver recoveries increased 2% in Q4 2019 versus the same period last year, following the implementation of flow sheet upgrades at the mill. Zinc recoveries decreased 3% in Q4 2019 and 2019 overall, as a result of operational and personnel challenges related to the zinc circuit operation and maintenance. These have now been resolved and zinc recoveries are more in line with historical levels.

Metal Production	Ag (oz)	259,282	274,324	1,054,029	917,714
	Pb (lb)	1,690,610	1,498,851	6,134,888	5,446,218
	Zn (lb)	2,062,018	1,824,406	8,425,221	7,894,186
	AgEq (oz)	469,707	509,043	2,002,036	1,929,092

Lead and zinc production increased 13% in Q4 2019 driven by increased grades, partially offset by lower recoveries and tonnage relative to Q4 2018 as discussed above. Silver production was 5% lower in Q4 2019 due to lower grade stopes mined relative to the comparative period.

Overall, increased tonnage and processing of higher-grade fresh ore mined in 2019 as compared to 2018 resulted in overall higher metal production.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

QUALIFIED PERSONS

Jeremy Ouellette, P. Eng., has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this MD&A.

EXPLORATION AND EVALUATION REVIEW

Platosa Property

In 2019, the Company continued to explore the Platosa property with up to two diamond drill rigs operating from surface, completing approximately 11,700 metres over three targets, including twenty drill holes at the Jaboncillo target for 8,800 metres, seven drill holes totalling 2,240 metres at NE-1S and one hole for 700 metres at PDN. Drilling focused on following up on targets generated from geophysics, mapping and prospecting. By the end of year, drilling ended at the PDN target two kilometres north of Platosa. This area hosts skarn targets believed to be related to the Rincon Del Caído skarn discovery made in 2012. The PDN target was derived from an induced polarization (“IP”) survey completed in December 2018, following up on a 2010 gravity survey with new inversions completed in 2017.

Initial drilling at Jaboncillo confirmed the presence of a large hydrothermal, intrusion-related system altering the host limestone sequence. Drilling to date has intersected multiple gossanous horizons with pyritic breccias and arsenopyrite. These observations confirm the presence of the target system on multiple structures over an approximately one-kilometre area. Drilling will continue in this area with the aim of discovering an economically significant component to the system.

Drilling at PDN has intersected intense dolomitization and sanding along structures indicating the movement of hydrothermal fluids. More exploration is planned for this target in 2020.

At NE-1S, the Platosa deposit remains open for expansion with drilling being placed on hold due to difficult drilling conditions from significant overburden in the area.

Additional highlights from 2019 include:

●	Confirmation of a large hydrothermal system in drilling from surface at Jaboncillo;
●	Building and rehabilitation of road networks to facilitate access for drilling on Jaboncillo targets;
●	Extension of NE-1S Manto, with surface drilling including 1,757 g/t AgEq (1,178 g/t Ag, 6.7% Pb, 8.4% Zn, 0.2 g/t Au) over 6.6 metres in EX19LP-1156, Including 2,117 g/t AgEq (1,462 g/t Ag, 7.5% Pb, 9.6% Zn, 0.1 g/t Au) over 4.8 metres;
●	Ongoing fieldwork, including mapping and sampling at key outcrops and surface regional targets; and
●	Community relations.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

Evolución Project (formerly the Miguel Auza Project)

The Company commenced a proof-of-concept drilling program on Evolución during Q2 2018, targeting four priority targets believed to be indicative of the distal part of a larger epithermal system. The Company increased the drilling program to 6,000 metres based on initial success on the Lechuzas structure. Drilling in Q4 2018 and into Q1 2019 tested strike and dip extensions of the mineralization encountered at Lechuzas with the purpose of tracking higher grades and more robust widths. During Q1 2019, the Company announced results from the Lechuzas structure, which defined a mineralized envelope of 600 metres along strike and 500 metres down dip.

In Q3 2019, the Company completed the initial drill program on the Laika target with two holes completed for a total of 1,000 metres. A sequence of overburden was intersected in these holes before transitioning into a rhyolite sequence with zones of intense alteration and leaching. The target of this program, the origin of chalcedonic and opaline pyrite bearing quartz in the overburden, was not intersected.

Subsequent to the Laika program, the Company recommenced drilling at Lechuzas following up on results highlighted below. By the end of the quarter, three holes had been completed totaling 1,800 metres intersecting the target in all holes. Two drill holes were completed at Loma de las Minas for a total of 622 metres and one drill hole at Negrillas for a total of 502 metres targeting a large structural intersection.

2018/2019 Highlights:

●	101 g/t AgEq (22 g/t Ag, 0.4% Pb, 1.0% Zn and 0.1 g/t Au) over 154 metres in EX18MAZ-251, including 532 g/t AgEq (188 g/t Ag, 4.4% Pb, 2.9% Zn and 0.1 g/t Au) over 2.4 metres and 238 g/t AgEq (48 g/t Ag, 0.7% Pb, 2.8% Zn and 0.2 g/t Au) over 17.7 metres;
●	70 g/t AgEq (14 g/t Ag, 0.3% Pb, 0.7% Zn and 0.1 g/t Au) over 219 metres in EX18MAZ-253, including 274 g/t AgEq (70 g/t Ag, 1.3% Pb, 2.2% Zn and 0.4 g/t Au) over 12.6 metres;
●	663 g/t AgEq (175 g/t Ag, 4.3% Pb, 5.4% Zn and 0.4 g/t Au) over 3.4 metres in EX18MAZ-257;
●	259 g/t AgEq (64 g/t Ag, 1.4% Pb, 2.2% Zn and 0.3 g/t Au) over 24.9 metres in EX18MAZ-258;
●	53 g/t AgEq (9 g/t Ag, 0.1% Pb, 0.8% Zn, 0.1 g/t Au) over 43.8 metres in EX19MAZ-273, including 68 g/t AgEq (12 g/t Ag, 0.2% Pb, 1.1% Zn, 0.1 g/t Au) over 28.2 metres and including 93 g/t AgEq (20 g/t Ag, 0.6% Pb, 1.2% Zn, 0.1 g/t Au) over 5.1 metres;
●	64 g/t AgEq (10 g/t Ag, 0.2% Pb, 1.0% Zn, 0.1 g/t Au) over 31.3 metres in EX19MAZ-268;
●	103 g/t AgEq (27 g/t Ag, 0.8% Pb, 1.1% Zn, 0.1 g/t Au) over 18.7 metres in EX19MAZ-265 including 416 g/t AgEq (105 g/t Ag, 3.5% Pb, 4.2% Zn, 0.3 g/t Au) over 2.0 metres and 213 g/t AgEq (53 g/t Ag, 1.4% Pb, 2.5% Zn, 0.1 g/t Au) over 3.0 metres; and
●	779 g/t AgEq (290 g/t Ag, 6.9% Pb, 5.9% Zn, 0.2 g/t Au) over 1.5 metres in EX19MAZ-272 and 244 g/t AgEq (51 g/t Ag, 1.9% Pb, 2.9% Zn, 0.1 g/t Au) over 4.5 metres.

During Q4 2019, exploration activities continued, including:

●	Extension of mineralization at Lechuzas;
●	Testing of first drill target at Laika;
●	Definition and commencement of field work on numerous regional targets;
●	Commenced review of technical reports and commissioned a consulting group to evaluate potential for resource update at Miguel Auza; and
●	Re-assaying and re-logging of Calvario core to support remodelling of mineralization intersected.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

Silver City Project

The Silver City Project (Bräunsdorf exploration license) is a 164 km2 silver district in Saxony, Germany and encompasses a 36 km long epithermal vein system situated west of the city of Freiberg (30 km southwest of Dresden). The immediate exploration license and surrounding area have a long and rich history of silver mining dating back to the 12th century with numerous historic mining camps, small mines and prospects, many of which have only been explored and/or mined to shallow depths seldom exceeding 200 metres below surface. Historically reported veins ranged from 0.5 to 10 metres width, with grades of over 3,500 g/t Ag and little to no assaying for gold or zinc available at the time.

During late 2019 and into 2020, the project continued to advance, with an induced polarization (“IP”) survey completed over two targets on the northern part of the license. Three lines were completed over the Munzig target, an area of historical high-grade production, with records indicating veins from 2 to 10 metres wide grading 1,000 g/t Ag. Two lines were completed over the Steinberg target, which followed up on surface sampling that contained anomalous silver, arsenic and lead. High resistivity and chargeability anomalies were detected at both targets and have been defined within prospective settings that will be tested during initial drilling.

Fluid inclusion studies completed by the University of Freiberg on samples from historical mine workings covered a strike length of approximately 15 km of the main vein system. These studies confirmed systematic vertical mineral zonation within the larger epithermal system and an expected vertical extent of the productive zones of between 300-400 metres. Compilation of historical reports, maps and images from the Freiberg archives have allowed the Company to model historically mined areas, providing more detailed information on targets ahead of drilling. Permitting documentation was submitted to regulators in mid-January, with diamond drilling expected to commence in the first half of 2020 for an initial 1,500-2,000 metre drill program.

The Globex Agreement provides for the following to exercise the option on and earn a 100% interest in the Silver Project:

(i)	Pay C$100 and issue 226,837 common shares of the Company to Globex (completed September 23, 2019);
(ii)	Pay C$100 and issue Common Shares to Globex equivalent to C$325 based on the 5-day volume weighted average price (“VWAP”) on or before September 23, 2020;
(iii)	Pay C$100 and issue Common Shares to Globex equivalent to C$425 based on the 5-day VWAP on or before September 23, 2021;
(iv)	Pay C$200 and issue Common Shares to Globex equivalent to C$625 based on the 5-day VWAP on or before September 23, 2022; and
(v)	Upon completion of the payments and issuances set out above, grant Globex a gross metals royalty on the exploration or production license on the Silver City Project of 3.0% for precious metals and 2.5% for other metals, which may be reduced to 2% and 1.5%, respectively, upon a payment of US$1,500.

The total value of cash and shares over the three-year term is C$500 and C$1.6 million, respectively. The Company may accelerate any of the payments, issuances or the royalty grant at any time during the term of the option. Additionally, the Company may terminate the option at any time provided that the payments and issuances described in (i) and (ii), above, have been completed and the work commitments under the exploration license in respect of the first year of the option have been satisfied.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

In addition, the Company has agreed to make: (i) a one-time payment of C$300 following the announcement of a maiden resource on the Silver City Project and (ii) a one-time payment of C$700 upon the achievement of commercial production from the Silver City Project.

Beschefer Option to Wallbridge Mining Company Limited

In October 2018, the a wholly-owned subsidiary of the Company entered into an option agreement (the “Beschefer Agreement”) in respect of the Beschefer Project in Quebec with Wallbridge Mining Company Ltd. (“Wallbridge”). Wallbridge agreed to incur an aggregate of $4.5 million in exploration expenditures and issue a total of 7,000 common shares of Wallbridge (“Wallbridge Shares”) over three years to earn a 100% interest in the property. On September 21, 2019 the parties amended the original option agreement to increase the total number of shares to 8,000,000 and extend the option period by one year.

The Company received 500,000 Wallbridge Shares upon entering the Beschefer Agreement. In January 2020, a review by Wallbridge of the property status on Beschefer revealed that the claims had lapsed in December 2019 resulting in both Wallbridge and Excellon losing rights to the property. Due to the reorganization of the claims in Quebec to eliminate sub-parcels, some of the claims under the Beschefer Agreement were assigned to contiguous properties upon the lapse of the claims. On March 17, 2020, in satisfaction of the Beschefer Agreement, the Company’s subsidiary signed a release and quitclaim on the Beschefer Property and Beschefer Agreement and agreed to accept an additional 3,000,000 Wallbridge Shares and 500,000 warrants to purchase Wallbridge Shares at a price of $1.00 for a period of five years.

Mineral Resources

Consulting (Canada) Inc. (“SRK”) under National Instrument 43-101 (“NI 43-101”), on SEDAR (www.sedar.com) on September 7, 2018.

Mineral Resource Statement, Platosa Mine Mexico, SRK Consulting (Canada) Inc.

		Grade				Contained Metal
Category	Tonnes (‘000)	Ag (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag (‘000s oz)	Pb (‘000s lbs)	Zn (‘000s lbs)	AgEq (‘000 oz)
Indicated	485	549	5.6	5.9	1,055	8,562	59,752	62,953	16,456
Inferred	13	516	4.7	6.5	1,014	216	1,344	1,859	426

(1) Mineral Resources are estimated pursuant to NI 43-101 with an effective date of March 31, 2018.

(2) Mineral Resources are estimated at a cut-off grade of 375 g/t AgEq and silver, lead and zinc prices of $17.00, $1.10 and $1.30, and assuming metal recoveries of 89% for silver and 81% for lead and zinc, respectively.

(3) This Mineral Resource Estimate was prepared under the supervision of Sébastien Bernier, Principal Resource Geologist at SRK Consulting (Canada). Mr. Bernier is a Qualified Person as defined in NI 43-101.

(4) All figures have been rounded to reflect the relative accuracy of the estimates.

(5) Mineral Resources that are not Mineral Reserves do not necessarily demonstrate economic viability. The Mineral Resources reported herein have been estimated using a geostatistical block modelling approach informed from silver, lead and zinc assay data collected in core borehole samples. The construction of the Mineral Resource model was a collaborative effort between Excellon and SRK personnel. The construction and methodology for the creation of the resource wireframes was overseen by Blair Hrabi of SRK, P.Geo. (APGO #1723) and geostatistical analysis, variography, mineral resource evaluation and classification were undertaken by Sébastien Bernier of SRK, P.Geo. (APGO #1847). All technical work was reviewed by Ben Pullinger, SVP Geology of Excellon (APGO #2420).

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

The mineral resource estimate was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) ‘Mineral Resources and Mineral Reserves Best Practices’ guidelines (November 2003) and classified per the CIM ‘Definition Standards for Mineral Resources and Mineral Reserves’ (May 2014).

QUALIFIED PERSONS

Mr. Ben Pullinger, BSc., PGeo., Excellon’s Senior Vice President Geology has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to geological interpretation and results contained in this MD&A.

Please also refer to the Company’s Annual Information Form (“AIF”) for summary and background on the Company’s exploration projects and Mineral Resource Statement.

CORPORATE RESPONSIBILITY REVIEW

In Q4 2019, the Company focused on continuing to implement the 25 Corporate Responsibility (“CR”) standards introduced over the past two years at both Platosa and Miguel Auza. No new CR standards were introduced.

CR Performance at Platosa and Miguel Auza

Management continues to evaluate and monitor compliance with legal requirements and manage CR risk and the Company’s operations continue to report on the key trailing CR performance indicators and elements of the Visible Felt Leadership process. Trailing safety performance improved in Q4 2019 following the poor performance reported in Q3. The full-year 2019 RIF and LTIF were 22 percent and 2 percent higher, respectively, compared to the full-year 2018 performance. Injury severity was 77 percent lower than the 2018 results. Since the beginning of efforts to improve safety management systems and performance in early 2017 RIF, LTIF and injury severity have decreased by 65 percent, 48 percent and 70 percent, respectively. Over the same period, exposure hours increased by 55 percent.

During Q4 2019, the Company continued its engagement with a range of stakeholders surrounding the Platosa and Miguel Auza business units.

Tailings Management at Miguel Auza

There are two tailings management facilities (TMF) at Miguel Auza. TMF #1 is located immediately northwest of the concentrator and has been decommissioned, rehabilitated with a soil cover and re-vegetated. TMF #2 is located on land owned by Excellon approximately one kilometre north of the Miguel Auza concentrator. Approval for the construction and operation of the facility was received on January 31, 2017.

Work continued during the quarter to implement the actions resulting from the visual inspection and review of our tailings management practices. During Q4 2019 the design of the stage 2 raise for TMF #2 was completed and a construction contractor was selected. Construction of the stage 2 raise began in January 2020 and is expected to be completed in Q2 2020. Corporate, operations and consulting engineers progressed the development of an Operations, Maintenance and Surveillance (OMS) Manual aligned with the Mining Association of Canada Guidelines. The final draft of the OMS Manual will be delivered by late Q1 2020 with implementation currently underway.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

FINANCIAL REVIEW

Summary of Annual Financial Results

Annual financial statement highlights for the previous three years are as follows:

(in $000’s)	2019	2018	2017
Revenues	26,469	24,313	21,208
Production costs	(23,216)	(19,566)	(16,978)
Depletion and amortization	(4,708)	(4,016)	(3,831)
Cost of sales	(27,924)	(23,582)	(20,809)
Gross profit (loss)	(1,455)	731	399
Expenses:
Corporate administration	(4,822)	(4,521)	(4,228)
Exploration	(3,853)	(3,897)	(1,909)
Other income (expense)	782	4	1,840
Write-down of inventories (1)	-	-	(568)
Net Finance income (cost) (2)	295	1,899	(2,262)
Income tax (expense) recovery	(1,022)	(1,916)	1,037
Net income (loss) for the year	(10,075)	(7,700)	(5,691)
Earnings (loss) per share – basic	(0.10)	(0.08)	(0.07)
– diluted	(0.10)	(0.08)	(0.07)
Cash flow from (used in) operations before changes in working capital	(4,031)	(2,908)	(699)
Total assets	55,150	50,155	57,308
Total liabilities	12,958	9,978	11,637
Total equity	42,192	40,177	45,671
Non-current liabilities	3,842	2,479	4,035

(1)	Write-down of production spares to its net realizable value by $0.57 million for slow moving and obsolescent inventory items identified at the end of the year.
(2)	Includes fair value adjustment gain (loss) for embedded derivative liability and $0.50 warrants (“$0.50 Warrants”, exercised in Q4 2019) related to convertible debentures issued in November 2015 (the “Debentures”) and converted into Common Shares in December 2017 as follows:

2019	2018	2017
$0.3 million	$1.6 million	($1.5 million)

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

Summary of Quarterly Financial Results

Financial statement highlights for the quarter ended December 31, 2019 and 2018 and the last eight quarters are as follows:

(in $000’s)	Q4 2019(1)	Q3 2019(1)	Q2 2019(1)	Q1 2019(1)	Q4 2018(1)	Q3 2018(1)	Q2 2018(1)	Q1 2018(1)
Revenues	6,414	6,202	8,674	5,179	5,955	2,570	9,877	5,911
Production costs	(5,757)	(6,050)	(6,797)	(4,612)	(5,213)	(5,221)	(5,173)	(3,959)
Depletion and amortization	(1,250)	(1,140)	(1,149)	(1,169)	(1,004)	(876)	(854)	(1,282)
Cost of sales	(7,007)	(7,190)	(7,946)	(5,781)	(6,217)	(6,097)	(6,027)	(5,241)
Gross profit (loss)	(593)	(988)	728	(602)	(262)	(3,527)	3,850	670
Expenses:
General and administrative	(1,282)	(1,151)	(1,028)	(1,361)	(595)	(1,021)	(1,482)	(1,423)
Exploration	(1,023)	(858)	(967)	(1,005)	(1,115)	(1,021)	(1,053)	(708)
Other income (expense)	1,222	(200)	34	(274)	51	368	(497)	82
Net Finance income (cost)	753	(71)	(335)	(52)	203	1,081	(409)	1,024
Income tax (expense) recovery	(256)	365	(640)	(491)	(2,432)	538	845	(867)
Net income (loss)	(1,181)	(2,903)	(2,208)	(3,785)	(4,150)	(3,582)	1,254	(1,222)
Earnings (loss) per share – basic	(0.01)	(0.03)	(0.02)	(0.04)	(0.04)	(0.04)	0.01	(0.01)
– diluted	(0.01)	(0.03)	(0.02)	(0.04)	(0.04)	(0.04)	0.01	(0.01)
Cash flow from (used in) operations before changes in working capital	(1,707)	(1,658)	208	(977)	(1,507)	(4,125)	2,253	471

(1)	Includes fair value adjustment gain (loss) for embedded derivative liability and warrants (exercised in Q4 2019) related to convertible debentures issued in November 2015 and converted into common shares in December 2017 as follows:

Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
$0.6 million	0.1 million	($0.2 million)	($0.2 million)	$0.3 million	$0.6 million	$0.1 million	$0.5 million

Quarter to quarter revenue variances are a function of silver, lead and zinc prices, and production results. Production results can differ from period to period depending on geology, mining conditions, labour, and equipment availability. These in turn affect mined tonnages, grades and mill recoveries, and ultimately the quantity of metal produced and revenues received. The Company currently expenses exploration costs not associated with mine resource expansion. As exploration costs can vary from period to period, this can also create volatility in earnings from period to period. The following is a discussion of the material variances between Q4 2019 versus Q4 2018 and the year ended December 31, 2019 versus December 31, 2018.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

	Q4 2019	Q4 2018	2019	2018
Revenue	6,414	5,955	26,469	24,313
Net Loss	(1,181)	(4,150)	(10,075)	(7,700)

Revenues increased by 8% during Q4 2019 compared to Q4 2018, due to higher silver and lead prices of $17.12/oz and $0.94/lb, respectively ($14.74/oz and $0.92/lb in Q4 2018) and higher payable lead and zinc metals sold. Also refer to “Provisionally Priced Sales” below.

The decrease in net loss of $3.6 million between Q4 2019 and Q4 2018, was mainly a result of the following: realized and unrealized foreign exchange gains of $0.4 million; $0.6 million gain related to the reversal of a legal provision; and $0.6 million gain on the exercise of the $0.50 Warrants previously recorded as a derivative liability. These gains were partially offset by higher production cost variance of ($0.5 million) and additional share-based compensation expense variance of ($0.5 million) (non-cash item).

The main components contributing to the increase in net loss of $2.4 million for the 12-Mos period, as compared to the same period last year, were negative variances of $4.3 million in cost of goods sold and $1.6 million on the exercise of the $0.50 Warrants previously recorded as a derivative liability. These negative variances were partially offset by positive variances of $2.1 million in revenues; $0.4 million in realized and unrealized foreign exchange gains; and $0.7 million gain from the mark-to-market on currency forward contracts and marketable securities.

	Q4 2019	Q4 2018	2019	2018
Cost of Sales	(7,007)	(6,217)	(27,924)	(23,582)

The variance in the cost of sales between Q4 2019 and Q4 2018 was mainly driven by higher production costs of $0.6 million and higher depreciation, depletion and amortization (“DDA”) costs of $0.2 million. The higher DDA is a result of a transfer of assets previously under construction (not depreciated) to mining related assets now in use. Higher production costs were driven by increased consumables from improved mine production, higher electricity prices, increased costs related to the replacement of the security and concentrate trucking contractor and one time recruiting fees for replacement of key management positions at both the Platosa and Miguel Auza operations.

The operations are actively focusing on several business improvement initiatives to reduce costs particularly for maintenance programs and review of all external consulting contractors. The Company also anticipates lower electricity costs in H2 2020 with the pending switch to a private energy provider.

The 12-Mos 2019 period negative variance of $4.3 million was due to higher electricity cost of $0.6 million, labour cost of $0.7 million, depreciation and amortization cost of $0.7 million, increased administration cost of $0.6 million, higher consumables cost of $ 0.5 million and $1.0 million movement in production inventories.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

	Q4 2019	Q4 2018	2019	2018
Exploration	(1,023)	(1,115)	(3,853)	(3,897)

Variances in total expenditure for both comparable periods (Q4 and 12-Mos) were in line with the Company’s exploration targets over the periods. In 2019, the Company continued to explore the Platosa property with up to two diamond drill rigs operating from surface, completing approximately 11,700 metres over three targets (11,000 meters in 2018) of which 800 meters were drilled during Q4 2019 (1,800 meters in Q4 2018).

The Company also continued developing its Evolución, Lechuzas, Laika and Negrillas exploration targets, resulting in approximately 10,600 meters drilled (7,800 meters in 2018) of which 5,300 meters were drilled during Q4 2019 (3,700 meters in Q4 2018).

	Q4 2019	Q4 2018	2019	2018
Other income (expenses)	1,222	51	782	4

Other income includes unrealized and realized foreign exchange gains and losses, realized and unrealized gains and losses on marketable securities, provisional adjustments, and other non-routine income or expenses, if any.

The material variance from Q4 2019 and Q4 2018 of $1.2 million includes, $0.4 million in foreign exchange gains, $0.3 million in unrealized gain on marketable securities and $0.7 million from a contingency provision reversal.

The variance from 12-Mos 2019 and 12-Mos 2018 of $0.8 million is also driven by the same expense categories that originated the variances over the quarter, resulting in $0.4 million in foreign exchange gains, $0.2 million in unrealized gain on marketable securities and $0.2 million from net movement in contingency provisions.

	Q4 2019	Q4 2018	2019	2018
Finance Income (cost)	753	203	295	1,899

Net finance income (cost) consists primarily of fair value adjustments on warrants related to Debentures, mark-to-market of currency hedges and accretion of the rehabilitation provision for the mine and mill.

During Q4 2019, the $0.5 Warrants were exercised generating a variance against the Q4 2018 fair value adjustment of $0.3 million net gain. The market valuation of the currency hedges generated a gain of $0.2 million variance between the comparable quarters.

The negative variance over 12-Mos 2019 and 2018 of $1.6 million was mainly driven by a $2.1 million fair value adjustment loss registered on the $0.50 Warrants as a result of an increase in the stock price from C$0.69 to C$1.03 combined with the gain registered at the warrants exercised during Q4 2019. This was offset by a $0.5 million gain on forward foreign exchange contracts mark-to-market at the end of the period.

Provisionally Priced Sales

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used, based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting sales in the period in which the sale is settled (i.e. finalization adjustment). The finalization adjustment recorded for these sales depends on the actual price when the sale settles, which occurs either one or two months after shipment under the terms of the current concentrate purchase agreements.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

In Q4 2019, the Company recognized negative adjustment to revenues of $302 primarily related to the reversal of the mark-to-market taken during Q3 2019 as receivables were ultimately settled at lower values in Q4 2019 (12-Mos ended December 31, 2018 – positive adjustment of $3).

As at December 31, 2019, provisionally priced sales totaled $7,492, which are expected to settle at final prices during Q1 2020.

Revenues recognized in the comparable periods are reconciled below (in thousands of US dollars):

(in $000’s)	Q4 2019	Q4 2018	2019	2018
Silver (1)	3,939	3,543	15,213	12,466
Lead (1)	1,405	1,254	5,229	5,032
Zinc (1)	1,758	1,223	8,831	7,976
Prior period provisional adjustments (2)	(302)	137	(468)	3
Sales before treatment and refining charges (TC/RC)	6,800	6,157	28,805	25,477
Less: Treatment and refining charges (TC/RC)	(798)	(203)	(3,256)	(1,164)
Revenues from sales	6,002	5,954	25,549	24,313
Gross revenues from tolling services	412	-	920	-
Total revenue	6,414	5,954	26,469	24,313

(1)	Includes provisional price adjustments on current period sales.
(2)	Prior period sales that settled at amounts different from prior period’s estimate.

Alternative Performance (Non-IFRS) Measures

Production Cost Per Tonne, Total Cash Cost Net of By-Product Credits Per Silver Ounce Payable and All-In Sustaining Cost (AISC) Per Silver Ounce Payable are non-IFRS measures that do not have a standardized meaning. The calculation of these measures may differ from that used by other companies in the industry. The Company uses these measures internally to evaluate the underlying operating performance of the Company for the reporting periods presented. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. Management believes that these measures are key performance indicators of the Company’s operational efficiency and are increasingly used across the global mining industry and are intended to provide investors with information about the cash generating capabilities of the Company’s operations.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

	Q4 2019		Q4 2018		2019		2018
Production Cost per tTonne	$286	/t	$268	/t	$300	/t	$252	/t

The Company excludes inventory adjustments from the calculation of Production Cost per Tonne to improve period-over-period comparisons. A reconciliation between production cost per tonne (excluding depletion and amortization and inventory adjustments) and the Company’s cost of sales as reported in the Company’s financial statements is provided below.

(in $000’s)	Q4 2019	Q4 2018	2019	2018
Cost of Sales	7,007	6,217	27,924	23,582
San Sebastián processing cost (Hecla bulk sample)	(222)	-	(482)	-
Depletion and amortization	(1,250)	(1,004)	(4,708)	(4,016)
Inventory adjustments	142	501	(193)	853
Production Costs (excluding inventory adjustments)	5,677	5,714	22,541	20,419
Tonnes milled	19,828	21,341	75,247	81,004
Production cost per tonne milled ($/tonne)	286	268	300	252

The 6% increase in cost per tonne between Q4 2019 and Q4 2018 resulted from lower tonnage processed (7%) and increased production costs (1.5%). Similarly, between 2019 and 2018, cost per tonne milled increased 19% due to lower tonnes processed (7%) and higher production costs (10%) as described below.

The $2.1 million production cost variance for 12-Mos was due to higher electricity prices and higher labour costs resulting from replacement and addition of key site management personnel including a new security superintendent, maintenance superintendent, plant process manager and general manager. Administration costs were also higher due to new security and concentrate trucking contractors, and consulting costs related to the review and implementation of the operations’ internal controls and processes, specifically around metals inventory and revenues.

	Q4 2019		Q4 2018		2019		2018
Total Cash Cost Per Silver Ounce Payable	$14.36	/oz	$11.76	/oz	$13.01	/oz	$9.48	/oz

The calculation of total cash cost per silver ounce payable reflects the cost of production adjusted for by-product and various non-cash costs included in cost of sales. Changes in inventory have not been adjusted from cost of sales, as these costs are associated with the payable silver ounces sold in the period. The Company expects total cash costs net of by-product revenues to vary from period to period as planned production and development access different areas of the mine with different ore grades and characteristics.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

Reconciliation of total cash cost per silver ounce payable, net of by-product credits:

(in $000’s)	Q4 2019	Q4 2018	2019	2018
Cost of sales	7,007	6,217	27,924	23,582
Adjustments - increase/(decrease):
San Sebastián processing cost (Hecla bulk sample)	(222)	-	(482)	-
Depletion and amortization	(1,250)	(1,004)	(4,708)	(4,016)
Third party smelting and refining charges (1)	798	202	3,256	1,164
Royalties (2)	(22)	(22)	(90)	(90)
By-product credits (3)	(2,978)	(2,537)	(13,376)	(13,001)
Total cash cost net of by-product credits	3,333	2,856	12,524	7,639
Silver ounces payable	232,034	242,857	962,355	805,550
Total cash cost per silver ounce payable ($/oz)	14.36	11.76	13.01	9.48

(1)	Treatment and refining charges recorded in net revenues.
(2)	Advance royalty payments on the Miguel Auza property unrelated to production from Platosa.
(3)	By-product credits comprise revenues from sales of lead and zinc.

Total cash costs per silver ounce payable of $14.12 in Q4 2019 was 20% higher than Q4 2018 as a result of lower silver ounces produced and higher cash operating costs, particularly treatment and refining charges that increased by $0.6 million or approximately 300%.

Silver production in 2019 was 20% higher than 2018; however, this improved production was materially offset by higher cash costs as described above ($12.5 million in 2019 vs. $ 7.4 million in 2018) and particularly impacted by higher treatment and refining charges that increased by $2.1 million during the reporting period or approximately 180%.

	Q4 2019		Q4 2018		2019		2018
AISC Per Silver Ounce Payable (including non-cash items)	$26.76	/oz	$21.06	/oz	$23.57	/oz	$20.69	/oz

Higher AISC in Q4 2019 in comparison with Q4 2018 was driven by lower silver ounces produced coupled with higher all in sustaining costs ($6.4 million in Q4 2019 vs. $ 5.1 million in Q4 2018) as described above.

Silver production in 2019 was 20% higher than 2018, however this positive variance was more than offset by higher all in sustaining costs ($22.7 million in 2019 vs. $ 16.7 million in 2018), as described above, and in particular higher treatment and refining charges costs ($2.1 million).

AISC per silver ounce payable over the preceding eight quarters are summarized below:

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

Excellon adopted the AISC measure to provide further transparency on the costs associated with producing silver and to assist stakeholders of the Company in assessing operating performance, ability to generate free cash flow from current operations and overall value. The AISC measure is a non-GAAP measure based on guidance announced by the World Gold Council in June 2013.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including treatment charges and net of by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs (non-cash), all divided by the total payable silver ounces sold during the period to arrive at a per ounce figure.

Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from AISC are non-sustaining capital expenditures and exploration costs (as described above), finance costs, tax expense, and any items that are deducted for the purposes of adjusted earnings.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

The table below presents details of the AISC per silver ounce payable calculation.

	Q4 2019	Q4 2018	2019	2018
	$ 000’s	$ 000’s	$ 000’s	$ 000’s

Total cash costs net of by-product credits	3,333	2,856	12,524	7,639
General and administrative costs (cash)	1,015	874	3,448	3,139
Share based payments (non-cash)	184	(309)	1,102	1,255
Accretion and amortization of reclamation costs (non-cash)	(21)	98	150	251
Sustaining exploration (manto resource exploration/drilling)	81	58	257	307
Sustaining capital expenditures (1)	1,620	1,538	5,204	4,079
Total sustaining costs	2,879	2,259	10,162	9,031
All-in sustaining costs	6,212	5,115	22,686	16,670
Silver ounces payable	232,034	242,857	962,355	805,550
AISC per silver ounce payable ($/oz)	26.76	21.06	23.57	20.69
AISC excluding non-cash items, per silver ounce payable ($/oz)	26.06	21.93	22.26	18.82
Realized silver price per ounce sold (2)	17.12	14.74	16.07	15.37

(1)	Sustaining capital expenditure includes sustaining property plant and equipment acquisitions and capitalized development costs.
(2)	Average realized silver price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

RELATED PARTY TRANSACTIONS

The corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During 2019, the Company incurred legal services of $74 (2018 – $25). As at December 31, 2019, the Company had an outstanding payable balance of $nil (as at December 31, 2017 – $5). Included in the Company’s royalty expense is an amount of $8 (2018 - $8) paid to certain key management and directors.

COMMON SHARE DATA AS AT MARCH 30, 2020

Common Shares	113,184,635
Stock Options	2,129,999
Warrants	5,462,000
RSU	2,318,264
DSU	2,307,861
Fully Diluted	125,402,759

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

LIQUIDITY AND CAPITAL RESOURCES

The primary source of funds available to the Company is cash flow generated by the Platosa Mine and the Company has raised equity from time to time to fund its exploration program and certain capital expenditures at the mine . A continuous review of the Company’s capital expenditure programs ensures the Company’s capital resources are utilized in a responsible and sustainable manner to conserve cash during periods of low commodity prices and economic and market uncertainty.

	December 31, 2019	December 31, 2018
Cash and Cash Equivalents	6,344	6,417

The Company’s cash decreased by $0.1 million for the year ended December 31, 2019. The year to date movements are as follows:

(i)	$3.3 million was used in operations with a minor movement in working capital of $0.3 million, for a net of $3.0 million used in operating activities, which included $3.2 million spent on exploration;
(ii)	$2.9 million was invested in capital expenditures related to dewatering capital, mine development and mining equipment; and
(iii)	Net $8.4 million sourced from financing activities, including the $8.0 million bought deal financing and $0.7 million on the exercise of warrants, of which $0.3co million was used to finance leased mining equipment.

	December 31, 2019	December 31, 2018
Working Capital	7,646	7,917

Working capital decreased by $0.4 million at December 31, 2019 relative to December 31, 2018, reflecting an increase in current assets of $1.3 million including $0.7 million in VAT receivables and $0.4 million in trade receivables, offset by an increase in current liabilities of $1.6 million, predominantly related to trade and other payables of $1.5 million.

	Q4 2019	Q4 2018	2019	2018
Cash from (used in) operations before changes in working capital ($000’s)	(1,707)	(1,507)	(4,031)	(2,908)

The variance between Q4 2019 and Q4 2018 of $0.2 million in cash flows before changes in working capital was primarily made up of non-cash items.

The variance between the 12-Mos 2019 and 12-Mos 2018 of ($1.1 million) was primarily driven by the offsetting movements of $1.2 million in deferred taxes and change in unrealized gain on warrant liabilities of $1.3 million.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

	Q4 2019	Q4 2018	2019	2018
Investing Activities ($000’s)	(2,176)	(877)	(5,802)	(3,243)

For Q4 2019, capital expenditures of $2.2 million primarily relates to $0.9 million of dewatering capital, and $1.1 million towards mine development and associated mining equipment.

For 12-Mos 2019, capital expenditures increased $2.5 million to $5.8 million of which $2.9 million related to dewatering sustaining capital, and $2.0 million related to mine development and mining equipment.

	Q4 2019	Q4 2018	2019	2018
Financing Activities ($000’s)	(665)	(98)	8,369	1,299

During 2019, net $8.4 million was sourced from financing activities including $8.0 million bought deal financing and $0.7 million on the exercise of warrants in Q4 2019 of which $0.3 million was used to finance leased mining equipment.

The Company’s has not been profitable and has had negative cashflows for the past several quarters. The Company accessed the capital markets in 2019 and arranged a $6.0 million bridge loan subsequent to the year end in connection with the proposed acquisition of Otis Gold Corp. The Company is also working on cost reductions and business production improvements at its operations. At this time, the Company expects to continue to use portions of available cash flow and cash reserves to fund exploration on each of the Company’s properties and capital expenditures at the Platosa and Miguel Auza operations in 2020. There can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. In the event that cash flows from operations are insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s projects and the possible loss of such properties. The Company’s ability to generate positive cash flows is also impacted by financial market conditions, most notably metal prices as the Company derives its revenues from the sale of silver, lead and zinc and bears the associated TC/RCs. The Company is also exposed to currency exchange risk and accordingly manages this exposure with currency hedges as described below in “Financial Instruments”. The Company is also affected by increases in electricity prices due to dewatering requirements at the Platosa Mine, which have recently increased materially.

Financial Instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at fair value or amortized cost. The carrying values of cash and cash equivalents, trade receivables and other liabilities approximate their fair value, unless otherwise noted.

The Company’s financial performance is sensitive to changes in commodity prices, foreign exchange and interest rates, and the Company may periodically consider hedging such exposure. The Company’s board of directors together with executive management has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company may continue to address its price-related exposure to foreign exchange through the use of options, futures, forwards and derivative contracts.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

The Mexican peso (“MXN”) and the Canadian dollar (“C”) are the functional currencies of the Company, with currency exposures arising from transactions and balance in currencies other than the functional currencies.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN, while revenues from the sale of concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the MXN consequently impacts the reported financial performance of the Company. The Company will be actively managing its forward contracts in light of current market volatility.

To manage the Company’s exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates. As at December 31, 2019, forward contracts for the purchase of MXN121 million in exchange for $6.0 million at an average rate of 20.24 MXN/USD, at various maturity dates until October 2020, were outstanding. The fair value of these outstanding foreign currency forward contracts resulted in an unrealized gain position of $436 at December 31, 2019 ($313 unrealized gain as at December 31, 2018).

As at December 31, 2019, a forward contract for the purchase of C$265 in exchange for $200 at an average rate of 1.32 CAD/USD, maturing in January 2020, was outstanding. The fair value of this outstanding foreign currency forward contract resulted in an unrealized loss position of $4 at December 31, 2019.

During Q4 2019, the Company realized beneficial exchange rates of $200 from contracts maturing during the quarter relative to spot rates (Q4 2018 – $85 unfavorable). For the year ended December 31 2019, the Company realized beneficial exchange rates of $616 from contracts maturing during the year relative to spot rates (2018 – beneficial $39).

For the year 2019, the Company recorded an unrealized gain of $119 (2018 – $488 unrealized gain) in finance cost (income).

Commitments

The following table summarizes the Company’s significant commitments as at December 31, 2019 (in thousands of US dollars):

Not included in the table above is an NSR royalty payable semi-annually on the Platosa Property of (a) 1.25% in respect of manto mineralization other than skarn mineralization or (b) 0.5% in respect of skarn or “Source” mineralization. Such payments vary period to period based on production results and commodity prices.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

The Company is defending various legal claims including one against a subsidiary of the Company which is party to an action by a claimant in respect of damages under a property agreement regarding a non-material mineral concession within the Evolución Project. The concession is subject to an exploration and exploitation agreement with purchase option (the “Antigua Agreement”) dated December 3, 2006 between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of US$2,500 plus value added tax per month and the payment of a 3% NSR royalty. San Pedro has the right to purchase absolute title to La Antigua including the NSR royalty upon payment of US$500,000. San Pedro was under no contractual obligation to put the mine into production and has not done so. The Plaintiff was awarded damages in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of damages multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro is appealing this decision to the federal courts of Mexico and believes that the decision is without merit and not supported by the evidence, facts or law. The Company expects the decision in respect of damages is remote and will be reversed and rationalized in the federal court system. There is no impact to the ongoing operations of the business.

Refer to the Company’s most recently filed AIF for further information.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Disclosure Controls and Procedures

In the disclosure set out below, references to management include the President and Chief Executive Officer and Chief Financial Officer. Management has designed disclosure controls and procedures (“DC&P”) to provide a reasonable assurance that (i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

In connection with the preparation and filing of the Company’s audited consolidated financial statements for the year ended December 31, 2018 (the “2018 Financial Statements”), the Company’s management assessed the effectiveness of the Company’s disclosure controls and procedures. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework (2013) (“COSO 2013”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2018, the Company’s DC&P were not effective due to the material weakness described in the MD&A for the year ended December 31, 2018 (the “2018 MD&A”). Although the Company has taken significant steps to remediate the material weaknesses, management has concluded that material weaknesses in the design of DC&P continued to exist as of December 31, 2019.

Internal Control Over Financial Reporting

Management is responsible for establishing, maintaining and assessing the effectiveness of adequate internal control over financial reporting (“ICFR”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In connection with the preparation and filing of the 2019 Financial Statements, management assessed the effectiveness of the Company’s ICFR. In making this assessment, management used the criteria set forth in COSO 2013. Based on this assessment, management concluded that, as of December 31, 2019, as a result of the material weaknesses identified surrounding its concentrate theft in Q1 2019, the Company’s ICFR was not effective. Although the Company has made significant progress in its review and overhaul of its internal processes and controls around security and control of its metals inventory and revenues, management has concluded that material weaknesses in the design of ICFR continued to exist as of December 31, 2019.

Remediation of Material Weaknesses

Management has taken an active approach remediating and enhancing controls in the revenues cycle for concentrate deliveries. This approach was set out in the 2018 MD&A and updated as at December 31, 2019 as follows:

●	New procedures and processes for metal accounting are now in place and have been functioning as designed for two consecutive quarters;
●	As previously updated:

o	Increased surveillance of concentrate stockpiles on the loading pad is complete;
o	Real time tracking of delivery trucks is in place;
o	Reconciliation of truck security seals is incorporated into the new process;
o	Installation of truck scales and internal weight reconciliation on site at both Platosa and Miguel Auza is complete;

●	Independent interim testing was performed by E&Y in Q4 2019 and final year-end testing was completed in Q1 2020 with no significant or material control deficiencies identified;
●	Replacement and addition of key site management personnel including new General Manager, Plant Manager, Site Controller, Security Superintendent as well as recruitment of a new Chief Financial Officer and Corporate Controller at the Company’s corporate office; and

●	Management continues to review, test and streamline internal control processes, procedures and reporting.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

Although there have been significant improvements made to the Company’s ICFR in relation to the material weaknesses disclosed in the 2018 MD&A, the material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s ICFR in the future. The Company does not expect that disclosure controls or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions.

Other than the changes described above that were implemented in 2019, as at March 30, 2020 and ongoing, there have been no changes in the Company’s ICFR during 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Accounting policy estimates and judgments

Accounting standards issued but not yet effective

In March 2018, the International Accounting Standards Board (IASB) issued a revised Conceptual Framework for Financial Reporting which is currently being used by the Board and Interpretations Committee of the IASB in developing new pronouncements. Preparers of the financial statements, however, will only begin referring to the new framework from January 1, 2020.

Significant accounting estimates and judgements

The Company’s significant accounting policies are described in Note 3 to the consolidated financial statements for the year ended December 31, 2019. The preparation of the consolidated financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the consolidated financial statements and reported amounts of expenses during the reporting period. Such estimates and assumptions affect the carrying value of assets and are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised. For details of these estimates, assumptions and judgements, please refer to the Company’s consolidated financial statements for the year ended December 31, 2019, which are available on the Company’s website and on SEDAR.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

BUSINESS ENVIRONMENT AND RISKS

Risks and uncertainties

The Company’s business entails exposure to certain risks, including but not limited to: metal price risk since the Company derives its revenues from the sale of silver, lead and zinc; foreign exchange risk since the Company reports in United States dollars but operates in jurisdictions that use other currencies; the inherent risk of uncertainties in estimating Mineral Resources; political risk associated with operating in foreign jurisdictions; environmental risks; surface rights and access; enforcement of legal rights; and risks associated with labour relations issues. The current or future operations of Excellon including ongoing commercial production are or will be governed by and subject to federal, state and municipal laws and regulations regarding mineral taxation, mineral royalties and other governmental charges. Any change to the mineral taxation and royalty regimes in the jurisdictions in which Excellon operates or plans to operate could have an adverse financial impact on the Company’s current and planned operations and the overall financial results of the Company, the extent of which cannot be predicted. Further factors affecting the Company are described in the Company’s most recently filed AIF.

Epidemic and Pandemic Diseases – COVID-19

As disclosed earlier, the Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”). The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. Additionally, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downtown that could affect demand for the Company’s services and likely impact operating results. We are still assessing our business plans and the impact COVID--19 may have on our business and production operations, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID--19 or its consequences, including ceasing our mining and production operations. The Company’s operations in Mexico have continued to operate unaffected, however other jurisdicitons have imposed temporary suspension of mining activities. There can be no assurances that the Company’s operations will remain unaffected. Please also refer to the CEO’s Letter to Shareholders dated March 20, 2020 outlining measures the Company has taken in response to COVID-19 available on the Company’s website at www.excellonresources.com.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent AIF, audited and unaudited interim financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.excellonresources.com.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2019

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and applicable U.S. securities laws. Except for statements of historical fact relating to the Company, such forward-looking statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, the potential of the Company’s properties, proposed production rates, potential mineral recovery processes and rates, business plans and future operating revenues. Forward-looking statements are made based on management’s beliefs, estimates, assumptions and opinions on the date the statements are made. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct and the Company undertakes no obligation to update forward-looking statements. Forward-looking statements are typically identified by words such as: believes, expects, anticipates, intends, estimates, targets, plans, postulates, and similar expressions, or are those which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various risk factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced (particularly silver), the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. A description of the risk factors applicable to the Company can be found in the AIF under “Description of the Business – Risk Factors.” All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. This document is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “Measured,” “Indicated” and “Inferred” Mineral Resources used or referenced in this MD&A are defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. The CIM standards differ significantly from standards in the United States. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category or that Mineral Resources will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies other than a Preliminary Economic Assessment (“PEA”). United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable, or that a Measured or Indicated Mineral Resource is economically or legally mineable.

Cautionary Note to United States Investors regarding Adjacent or Similar Properties

This MD&A may also contain information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises United States investors that the United States Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the company’s properties.

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